SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)

STAAR Surgical Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

852312 30 5
(CUSIP Number)

February 13, 2005
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐     Rule 13d-1(b)

     ☐     Rule 13d-1(c)

     ☒     Rule 13d-1(d)

SCHEDULE 13G

CUSIP NO. 852312 30 5	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,040,754

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 1,040,754

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,754

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP NO. 852312 30 5	Page 3 of 6 Pages

Item 1 (a). Name of Issuer:

The name of the issuer is STAAR Surgical Company (the “Issuer”).

Item 1 (b). Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 1911 Walker Avenue, Monrovia, California 91016.

Item 2(a). Name of Person Filing:

The Reporting Person is David Bailey.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The business address of David Bailey is 1911 Walker Avenue, Monrovia, California 91016.

Item 2 (c). Citizenship:

David Bailey is a citizen of the United Kingdom.

Item 2 (d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the common stock, par value $0.01 per share, of the Issuer.

Item 2(e). CUSIP Number:

The CUSIP number is 852312 30 5.

Item 3 . If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act .

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

SCHEDULE 13G

CUSIP NO. 852312 30 5	Page 4 of 6 Pages

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned : 1,040,754 shares of common stock.

(b)	Percent of class: 5.0%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,040,754

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,040,754

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect

SCHEDULE 13G

CUSIP NO. 852312 30 5	Page 5 of 6 Pages

should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable.

Item 10. Certifications.

     Not Applicable.

SCHEDULE 13G

CUSIP NO. 852312 30 5	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	/s/ David Bailey
David Bailey